[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

Stanley, Inc.
Registration Statement on Form S-1
File No. 333-134053

August 30, 2006

Dear Ms. Long:

Stanley, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-134053) (the “Registration Statement”). The amendment sets forth the Company’s responses to the comments contained in your letter dated August 16, 2006, relating to the Registration Statement. Four clean copies of Amendment No. 3, and four copies that are marked to show changes from Amendment No. 2, are enclosed for your convenience with three copies of this letter. Page references in the response are to pages in the marked copy of Amendment No. 3.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure. Where requested, supplemental information is provided.

General

1.              Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

The Company has revised the Registration Statement to include unaudited financial statements for the quarter ended June 30, 2006, as required by Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Financial Data
Unaudited Pro Forma Statement of Income, page 29

2.              Please revise the column titled pro forma acquisition adjustments to clearly distinguish between adjustments (1) through (4). A clearer presentation would be to show in note (1) in tabular form Morgan’s historical operations for the year ended December 31, 2005 followed by a separate column subtracting Morgan’s historical operations for three months ended March 31, 2005 followed by a separate column adding Morgan’s historical operations for the period from January 1, 2006 through the date of Morgan’s acquisition followed by a totals column adding everything together. You would then only present Morgan’s historical financial statements for the period from April 1, 2005 through the date of acquisition on the face of the pro formas and note (1) would have the reconciliation discussed above. Adjustments (2) through (4) would remain in the pro forma acquisition adjustments column on the face of the pro formas.

The Company has revised the disclosure on pages 29-30 of Amendment No. 3.

Financial Statements

Note 11. Stockholders’ Equity
Deferred Compensation and Stock Options, page F-22

3.              Please tell us how you determined the fair value of each issuance and/or modification of shares, options and/or warrants from July 1, 2005 to the present, including any assumptions you used. Please provide this information in chronological order in a tabular format, if possible. Please keep in mind that we may be unable to complete our review of this comment until you provide us with the pricing information for your offering.

The Company advises the Staff that the following table shows, in chronological order, the date of each share issuance and option grant, the number of shares issued or options granted and the fair value of the underlying shares of common stock of the Company (the “Common Stock”) for each share issuance and option grant since July 1, 2005. Please note that all information in the table and the narrative description that follows reflects an anticipated 30-for-1 split of the Company’s Common Stock that will occur prior to the consummation of the offering.

Issuance or Grant Type	Recipient(s) and Reason for the Issuance or Grant	Issuance/Grant Date	Number of Shares Issued/ Options Granted	Fair Value on Date of Issuance or Grant
Issuance of Common Stock	Issuance to non- employee directors as compensation	August 4, 2005	18,540		$5.50
Issuance of Common Stock (to ESOP)	Contribution to ESOP	September 30, 2005	150,000		$7.83
Issuance of Common Stock	Issuance to non- employee directors as compensation	November 3, 2005	4,650		$5.50
Issuance of Common Stock	Issuance to non- employee directors as compensation	November 7, 2005	36,300		$5.50
Grant of options to purchase Common Stock	Grant to executive officer as compensation	November 7, 2005	15,000		$5.50
Issuance of Common Stock	Issuance to non- employee directors as compensation	November 15, 2005	4,500		$5.50
Issuance of Common Stock (to ESOP)	Contribution to ESOP	December 22, 2005	75,000		$8.26
Grant of options to purchase Common Stock	Grants to employees as compensation	March 10, 2006	172,500		$6.56
Issuance of Common Stock (to ESOP)	Contribution to ESOP	March 29, 2006	75,000		$8.70
Grant of options to purchase Common Stock	Grant to executive officer as compensation	April 4, 2006	26,250		$6.56
Grant of options to purchase Common Stock	Grants to employees as compensation	April 4, 2006	4,500		$6.56
Issuance of Common Stock	Issuance to executive officer as compensation	April 4, 2006	26,250		$6.56
Issuance of Common Stock	Purchase by executive officer	April 12, 2006	21,750		$6.56
Grant of options to purchase Common Stock	Grants to employees as compensation	May 4, 2006	645,000		$7.86
Grant of options to purchase Common Stock	Grants to executive officers as compensation	May 4, 2006	123,750	$ $	7.86 (strike price 8.65)
Issuance of Common Stock	Issuance to non- employee directors as compensation	August 6, 2006	21,600		$7.86

The Company respectfully advises the Staff that the fair value of each issuance or grant was determined as follows:

For shares issued with a fair value of $7.83, $8.26 or $8.70: In July 2005, the Trustees of the Stanley, Inc. Employee Stock Ownership Plan (the “ESOP”) received an independent third party valuation of the Common Stock, as required by the Employee Retirement Income Security Act of 1974 (“ERISA”) at the end of each plan year (each such annual ESOP valuation, an “ESOP Valuation”). The third party valuation firm employed the guideline company method, the guideline transaction method and the discounted cash flow method to determine the fair value of the Common Stock. The 2005 ESOP Valuation determined that the fair value of the Common Stock held by the ESOP was $6.94 per share as of March 31, 2005. Because the Common Stock held by the ESOP is subject to a statutory “put” option in accordance with ERISA requirements, there is a limited degree of liquidity for the Common Stock held by the ESOP, and, as a result, the 2005 ESOP Valuation reflects a 5% “marketability” discount. The 5% discount was determined by the third party valuation firm based on several factors, including the payment terms of the put option, the Company's historical record of redeeming ESOP shares and the Company's financial ability to redeem the shares. At the time of each contribution of Common Stock to the ESOP, using the same discounted cash flow methodology and marketability discount applied by the independent valuation firm, the Company determined the fair value of the Common Stock to be $7.83, $8.26 and $8.70 at September 30, 2005, December 22, 2005, and March 29, 2006, respectively.

For shares issued or options granted with a fair value of $5.50: In order to determine the fair value of Common Stock that is not held by the ESOP, the Company obtains an independent third party valuation at the end of each calendar year (each such annual valuation, a “Non-ESOP Valuation”). The third party valuation firm employed the guideline company method, the guideline transaction method and the discounted cash flow method to determine the fair value of the Common Stock. Because the Common Stock held by persons other than the ESOP is not subject to a “put” arrangement comparable to Common Stock held by the ESOP, the independent valuation firm conducting the Non-ESOP Valuation has historically applied a 25% marketability discount to reflect the lack of liquidity of the Common Stock, as well as the minority interest position of the individual stockholders. When shares or options are issued or granted subsequent to the receipt of an ESOP Valuation and before a new Non-ESOP Valuation, the Company has used the more recent ESOP Valuation, but has applied a 25% marketability discount. Because the 2005 ESOP Valuation already included a 5% marketability discount, this 5% marketability discount was disregarded and a larger 25% marketability discount was applied, thereby establishing a fair value of $5.50 per share for issuances and grants made to individuals. This fair value was used for all issuances and grants to recipients, other than ESOP contributions, between July 2005 and December 2005.

For shares issued or options granted with a fair value of $6.56: In February 2006, the Company received the 2005 Non-ESOP Valuation, which determined that the fair value of the Common Stock not held by the ESOP was $6.56 per share as of December 31, 2005. The 2005 Non-ESOP Valuation reflected a 25% marketability discount. This fair value was used for all issuances and grants to recipients, other than ESOP contributions, between January 2006 and April 2006.

For shares issued or options granted with a fair value of $7.86: In May 2006, the Trustees of the ESOP received the 2006 ESOP Valuation, which determined that the fair value of the Common Stock held by the ESOP was $9.93 per share as of March 31, 2006. As described above, the 2006 ESOP Valuation reflected a 5% marketability discount. The Company again determined that the per share fair value of stock issuances and stock option grants to individuals, rather than for ESOP contributions, should be further discounted due to the lack of liquidity and the minority interest position of the individual recipients. Based again on historical Non-ESOP Valuations, the Company applied a 25% discount, thereby establishing a fair value of $7.86 per share. This fair value has been used for all issuances and grants to recipients since May 2006.

For options granted with a fair value of $7.86 and a strike price of $8.65: A portion of the stock option grants made in May 2006 were to executive officers Philip O. Nolan and William E. Karlson, each of whom at the time of such grants owned at least 5% of the outstanding equity of the Company. Because Mr. Nolan and Mr. Karlson are 5% stockholders, Internal Revenue Code regulations require that Incentive Stock Options (“ISOs”) granted to these individuals must be issued at 110% of their fair value in order to be qualified ISOs. Thus, the Company determined the strike price of these option grants to be $8.65 per share (110% of $7.86 per share fair value as described above).

Please contact the undersigned at (212) 474-1024, or, in my absence, Stephen L. Burns at (212) 474-1146, Chrystie Hale Perry at (212) 474-1476 or Stephen M. Kessing at (212) 474-1344, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

cc:                                 Mr. Craig Slivka, United States Securities and Exchange Commission
Ms. Lesli Sheppard, United States Securities and Exchange Commission
Mr. Philip O. Nolan, Stanley, Inc.